THE 2001 ANNUAL REPORT


02020098

BOSTON PRIVATE FINANCIAL HOLDINGS

BP FH

THE WEALTH MANAGEMENT COMPANY

Boston Private Financial Holdings is a wealth management company that offers a comprehensive range of financial planning, investment management, and private banking services to its domestic and international clientele through its six subsidiaries:



THE WEALTH MANAGEMENT COMPANY

NEW ENGLAND REGION

BOSTON PRIVATE BANK & TRUST COMPANY

RINET COMPANY, LLC


WESTFIELD
CAPITAL
MANAGEMENT

BOSTON PRIVATE VALUE INVESTORS

NORTHERN CALIFORNIA REGION

SAND HILL ADVISORS

Borel Private Bank & Trust Company

www.bostonprivate.com

Boston Private Financial Holdings is a

wealth management company that offers a comprehensive

range of financial planning, investment management, and

private banking services to its domestic and international

clientele through its six subsidiaries.

THE WEALTH MANAGEMENT COMPANY

NEW ENGLAND REGION


Boston Private Bank
& Trust Company


RINET





NORTHERN CALIFORNIA REGION




Borel Private Bank
& Trust Company

www.bostonprivate.com

BOSTON PRIVATE FINANCIAL HOLDINGS

LETTER TO SHAREHOLDERS

"Recently, we have seen a period of economic uncertainty, interest rate and stock market fluctuations, and, of course, the tragic events in early September. During this time our many constituencies—principally our clients—have sought additional solace and advice, as they are concerned about their finances and family security. They are earnestly seeking guidance and direction from us—their trusted advisor."—Tim Vaill



Pro Forma Operating Income*
($ in thousands)
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
'97
'98
'99
'00
'01

5-Year Compounded Annual Growth Rate = 28%

*Pro forma operating income excludes merger and acquisition costs, net of tax, of $9.7 million, $0.2 million, and $1.2 million for 2001, 1999, and 1997, respectively.

Dear Shareholders:

I am pleased to report that Boston Private completed its best year ever. 2001 was a remarkable year for our firm—our wealth management strategy has proven that relationships truly count and that personal service means real value to our clients.

Financial Summary

2001 was our ninth consecutive year of increased pro forma operating income. Our pro forma operating income grew 27% to $21.2 million, or $0.92 per fully diluted share, compared with $16.7 million in 2000, or $0.85 per share, when the results are restated to reflect the mergers with Boston Private Value Investors, Kanon Bloch Carré, and Borel Private Bank & Trust Company. Pro forma operating income for 2001 excludes merger and acquisition expenses of $9.7 million, net of taxes, which are included in reported net income for 2001 of $11.5 million, or $0.50 per fully diluted share.

We have undertaken an aggressive revenue growth and diversification strategy. Total revenues increased from $82 million in 2000 to $105 million in 2001—an increase of 28%. Our fee income remains approximately 50% of total revenues, which, when combined with our interest income, provides stability in most market environments. That certainly was the case in 2001 amidst declining interest rates and lower stock-market valuations. Even with interest rates at 40-year lows, our net interest income increased from $43 million in 2000 to $54 million in 2001—more than 25%.

In addition, new business obtained in the investment areas was able to partially offset the declining market values of the assets under management. Despite stock market fluctuations in 2001, investment management and financial planning fees increased 16% to $43 million compared with the prior year. Assets under management at year-end were $6.5 billion.



SERVICE
ACCESS
CLIENT
CUSTOMIZATION
RESPONSIVENESS

The Boston Private Financial Holdings, Inc. Value Proposition

Finally, our stock market performance continues to be gratifying. An investment of $1,000 in Boston Private in 1993, the year of the initial public offering, would have resulted in a 32% annual return, or $9,293 at the end of 2001. This rate of return exceeded that of the S&P 500, S&P 400, and S&P 600 over the same time period.

Highlights in 2001

The cluster of companies in Boston Private's New England region had an excellent year. In February, we acquired a 17-year-old value-style investment advisory firm, Boston Private Value Investors (BPVI), of Concord, NH and opened a new office in Boston. The firm caters to the high-net-worth individual and has an exceptional management team led by Sherwood "Woody" Small. BPVI has established a strong reputation as balanced investment managers pursuing a value investment discipline, and has more than 250 clients located in New England, New York, New Jersey, and Pennsylvania.

Boston Private Bank & Trust Company opened two new wealth-management offices during the year. In January, we opened a Loan Origination Office in Jamaica Plain, a rejuvenated Boston neighborhood, that targets residents and small-business owners with easy access to residential mortgages and small-business loan programs. In October, we opened an office in Cambridge—under the direction of Molly Downer, a seasoned private banker—to deliver full private banking services. This location strategically places Boston Private Bank in a lucrative market with an international reputation as a biotechnology, technology, and consulting center.

Westfield Capital Management continued to deliver superior service to its client base through in-depth fundamental research on growth stocks across the capitalization spectrum. Westfield CEO Arthur Bauernfeind replaced me as Chairman of that firm, and Steve Demirjian and Will Muggia were elected Co-Presidents. The firm has consistently ranked in the top quartile of performance rankings for the Small-Cap Growth Equity, Small/Mid-Growth Equity, and Growth Equity Products. Moreover, it has accomplished this with lower volatility than the benchmarks and the majority of its competitors.

RINET Company garnered significant gains for Boston Private during the year. The new Family Office business created in 2000 continued to provide high-net-worth individuals with outstanding investment, tax planning, and estate planning advice. In October, RINET Company, LLC, acquired Kanon Bloch Carré (KBC)—a noted Boston-based independent mutual fund rating service and investment advisor that generates proprietary, risk-adjusted analyses of over 13,000 mutual funds for a national clientele. Bill Dougherty continues as the President of KBC.

2001 was also an excellent year for building our business in Northern California. In November, we acquired Borel Private Bank & Trust Company, in San Mateo. Borel, led by CEO Ron Fick, is a private bank strategically situated in one of the wealthiest areas of the United States. The bank complements our investment management team at Sand Hill Advisors (SHA), in nearby Menlo Park. Together, these two firms provide excellent geographic coverage of the San Francisco peninsula—exactly where we want to be. SHA, co-managed by Gary Conway and Jane Williams and acquired in 2000, specializes in concentrated stock positions and investment management consulting while managing growth portfolios.

Strategic Approach

Boston Private's strategy is very simple and remains highly focused. Our principal mission is to offer a comprehensive set of wealth management products and services to the newly affluent marketplace. We have decided to build our core competencies in the


Assets Under Management
($ in millions)
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
'97
'98
'99
'00
'01

5-Year Compounded Annual Growth Rate = 19%


Balance Sheet Assets
($ in millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
'97
'98
'99
'00
'01

5-Year Compounded Annual Growth Rate = 26%




Total Deposits
($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
'97
'98
'99
'00
'01

5-Year Compounded Annual Growth Rate = 25%


Total Loans
($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
'97
'98
'99
'00
'01

5-Year Compounded Annual Growth Rate = 27%

areas of financial planning, private banking, and investment management—these being the key components required by our clients over their financial lifetimes. To grow our business, we have identified a number of regions within the U.S. where the demographics support our comprehensive wealth-management offering, and we have begun to form "clusters" of companies in those regions.

Our national strategy of establishing wealth management clusters is executed locally. Thus we identify and affiliate with independently run companies where relationships are the driving force and where an entrepreneurial spirit thrives. Clearly there is an important linkage through the Boston Private affiliation that will result in more-efficient operations and create greater profit opportunities for the company and our shareholders. At the end of 2001, we were located in two important regions—New England and Northern California—and we are currently evaluating several others.

Recognition: Past and Future

In 2001 Standard & Poor's added Boston Private to the S&P 600 Index—we were honored to have our excellent track record, consistent dividend payments, strategic focus, and growth initiatives recognized. In addition, Boston Private was included in the exclusive Fortune Small Business 100 list as one of the fastest growing companies in America.

This public recognition, combined with our strong earnings picture, has made for a very satisfactory year. We intend to continue our successful growth strategy while maintaining the right balance of wealth management products. In addition, we will continue our geographic diversification as opportunities permit. Finally, success as a wealth management company is built on the foundation of strong client relationships. Personalized client service is our byword and will continue to drive our daily operations.

I would like to thank everyone who has contributed to another successful year at Boston Private—principally our employees, who maintain the standards that make our company second to none in the industry. But I'm also indebted to our clients and shareholders, who vote their confidence in us every day. Finally, I want to thank our President, Walt Pressey, and our Vice Chairman, Mike Hazard, for their extraordinary devotion to this firm. I look forward to your support in the coming year.

Sincerely,

Timothy L. Vaill
Chairman and Chief Executive Officer

Leadership



Walter M. Pressey, Timothy L. Vaill, and C. Michael Hazard

Timothy L. Vaill

CHAIRMAN & CHIEF EXECUTIVE OFFICER

"Boston Private continues to build its success around its people. It is the hard work and determination of 364 employees —dedicated to providing the highest standards of professionalism, intellect, and client service. But we must not forget our clients—they are the true measure of our success."

Walter M. Pressey

PRESIDENT & CHIEF FINANCIAL OFFICER

"Pro forma operating earnings since 1993 have increased at a compound annual growth rate in excess of 30%—a truly remarkable feat. I see it in the hallways and boardrooms—from Post Office Square in Boston to San Mateo, California—a team of leaders committed to our shareholders and the outstanding performance of Boston Private."

C. Michael Hazard

VICE CHAIRMAN

"Another successful year for a great wealth management institution. We are optimistic about 2002. Through hard work and perseverance, we believe that Boston Private is positioned to lead its peer group and to continue its focus on growth, profitability, and client performance. Thank you to all of the Boston Private team and our clients."

WE'LL HELP YOU BUILD YOUR WEALTH.

BOSTON PRIVATE BANK & TRUST COMPANY
~ Private Banking ~

The challenge of building and protecting substantial wealth requires expertise, entrepreneurial thinking, and a commitment to personal service. In our judgment, this is done with a combination of financial planning, private banking and investment management. Together the Boston Private group of companies provides this comprehensive offering for successful people, their businesses, and their families in a relationship management environment.

WESTFIELD CAPITAL MANAGEMENT
~ Growth Investing ~

RINET COMPANY, INC.
~ Financial Planning ~

BOSTON PRIVATE VALUE INVESTORS
~ Value Investing ~

Boston Private Wealth Management Companies.
To find out more please call
Tim Vaill, Chairman at (617) 912-1902.

BP FH BOSTON PRIVATE FINANCIAL HOLDINGS

NASDAQ: BPFH www.bostonprivate.com

New Boston Private Financial Holdings ad campaign that appeared in **The Wall Street Journal** *and* **The Boston Globe**

BOREL BANK JOINS BOSTON PRIVATE.

Borel Bank & Trust Co., a private bank that has served area clients since 1980, has merged with Boston Private Financial Holdings (NASDAQ:BPFH). Through its operating companies in New England and Northern California, BPFH provides financial planning, private banking and investment management for successful people, their businesses and their families.

For information call
Ronald Fick, President
(650) 378-3700

Borel Bank & Trust Company

BP FH BOSTON PRIVATE FINANCIAL HOLDINGS

borel.com bostonprivate.com

Borel Private Bank & Trust Company announcement ad that appeared in **The Palo Alto Daily News** *and* **The Business Journal**

NEW ENGLAND REGION


PRIVATE BANKING
FINANCIAL PLANNING
VALUE INVESTING
GROWTH INVESTING

The Boston Private Financial Holdings, Inc. Wealth Management Platform

BOSTON PRIVATE BANK & TRUST COMPANY

WESTFIELD CAPITAL MANAGEMENT


RINET
COMPANY, LLC

BOSTON PRIVATE VALUE INVESTORS

Boston Private Bank & Trust Company

WWW.BOSTONPRIVATEBANK.COM

Boston Private Bank & Trust Company provides private banking services, commercial and residential lending services, and investment management services to individuals, their families, and their businesses. It has an investment management emphasis on mid- to large-cap equity and actively managed fixed-income portfolios. Boston Private Bank & Trust Company also offers a First Time Homebuyer Program and "soft second" mortgage financing. Under its Accessible Banking Program, the bank is an active provider of real estate financing for economic development, small business, and affordable housing. Boston Private Bank & Trust Company has five offices in the Greater Boston area, including Boston, Cambridge, Wellesley, and Jamaica Plain.

Westfield Capital Management Company

WWW.WESTFIELDCAPITAL.COM

Westfield Capital Management Company—whose clients consist of high-net-worth individuals, corporate pension funds, endowments, and foundations—specializes in separately managed growth equity portfolios. It also acts as the investment manager of six limited partnerships. Westfield's experience performing fundamental research gives the company a competitive edge and unique insight that are reflected in clients' portfolios.

RINET Company

WWW.RINETCO.COM

RINET Company provides fee-only financial planning, tax planning, and investment management services to high-net-worth individuals and their families. Its capabilities include tax planning and preparation, asset allocation, estate planning, charitable planning, planning for employment benefits including 401k plans, alternative investment analysis, and mutual fund investing. It also provides independent mutual-fund rating and investment management services through its newly acquired division, Kanon Bloch Carré.

Boston Private Value Investors

WWW.BOSTONPRIVATEVALUE.COM

Boston Private Value Investors manages equity and fixed income accounts for high-net-worth clients and selected institutions primarily in New England and the Northeast. The firm is a large-cap value-style investor with headquarters in Concord, NH, and an office in Boston, MA.

NORTHERN CALIFORNIA REGION

Sand Hill Advisors

WWW.SHADV.COM

Sand Hill Advisors manages equity and fixed-income accounts for high-net-worth clients and selected institutions, primarily in California. In addition to separately managed relationships, Sand Hill manages a no-load mutual fund and uses its expertise to plan and execute diversification programs for concentrated stock positions.

Borel Private Bank & Trust Company

WWW.BORELPRIVATEBANK.COM

Borel Private Bank & Trust Company, which is located in San Mateo, CA, offers private banking services; commercial, real estate, and consumer lending services; and investment management services to individuals, their families, and their businesses in Northern California. Additionally, Borel offers trust services and provides a variety of other fiduciary services, including management, advisory, and administrative services to individuals.


PRIVATE BANKING
FINANCIAL PLANNING
VALUE INVESTING
GROWTH INVESTING

The Boston Private Financial Holdings, Inc. Wealth Management Platform


SAND HILL
ADVISORS


Borel Private Bank
& Trust Company

THE 2001

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	2000
	(In thousands, except share data)	
Assets:		
Cash and due from banks	$ 43,581	$ 79,767
Federal funds sold	58,851	71,000
Investment securities available for sale (amortized cost of $235,957 and $210,816, respectively, Notes 7, 13 and 14)	237,866	212,567
Mortgage-backed securities available for sale (amortized cost of $2,263 and $3,274, respectively, Notes 8 and 13)	2,292	3,267
Loans receivable (Notes 9 and 13):		
Commercial	538,144	461,580
Residential mortgage	487,267	345,643
Home equity and other consumer loans	79,678	71,709
Total loans	1,105,089	878,932
Less allowance for loan losses (Note 10)	(14,521)	(11,500)
Net loans	1,090,568	867,432
Stock in the Federal Home Loan Bank of Boston (Note 13)	6,882	4,830
Premises and equipment, net (Note 11)	10,365	8,349
Excess of cost over net assets acquired, net	17,207	18,371
Fees receivable	7,198	6,888
Accrued interest receivable	7,894	8,332
Other assets	26,775	13,761
Total assets	$ 1,509,479	$ 1,294,564
Liabilities:		
Deposits (Note 12)	$ 1,145,329	$ 1,002,462
Federal funds purchased (Note 14)	5,500	—
FHLB borrowings (Note 13)	124,217	90,172
Securities sold under agreements to repurchase (Note 14)	61,261	49,706
Accrued interest payable	2,574	2,910
Other liabilities	30,967	20,689
Total liabilities	1,369,848	1,165,939
Commitments and contingencies (Notes 11, 18, 22, 23 and 24)		
Stockholders' equity (Notes 5, 16 and 22):		
Common stock, $1.00 par value per share; authorized: 70,000,000 shares issued: 22,240,575 shares in 2001 and 21,940,796 shares in 2000	22,241	21,941
Additional paid-in capital	70,611	66,536
Retained earnings	45,562	39,185
Stock subscriptions receivable	—	(146)
Accumulated other comprehensive income	1,217	1,109
Total stockholders' equity	139,631	128,625
Total liabilities and stockholders' equity	$ 1,509,479	$ 1,294,564

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	Years Ended December 31,		
	2001	2000	1999
	(In thousands, except share data)		
Interest and dividend income:			
Loans	$ 75,043	$ 64,963	$ 50,003
Taxable investment securities	7,126	5,574	4,120
Non-taxable investment securities	4,193	2,153	1,305
Mortgage-backed securities	170	251	451
FHLB stock dividends	351	367	318
Federal funds sold and other	5,596	5,844	1,678
Total interest and dividend income	92,479	79,152	57,875
Interest expense:			
Deposits	30,252	29,721	19,812
FHLB borrowings	6,445	4,655	4,532
Securities sold under agreements to repurchase	1,601	1,410	529
Federal funds purchased and other	23	77	195
Total interest expense	38,321	35,863	25,068
Net interest income	54,158	43,289	32,807
Provision for loan losses (Note 10)	3,010	2,160	1,524
Net interest income after provision for loan losses	51,148	41,129	31,283
Fees and other income:			
Investment management and trust fees	38,115	33,192	24,806
Financial planning fees	5,040	4,099	3,258
Equity in earnings of partnerships	(45)	(378)	3,034
Deposit account service charges	843	716	690
Gain on sale of loans, net	1,092	118	147
Gain on sale of investment securities, net (Note 7)	3,431	27	112
Cash administration fees	1,118	—	—
Other	1,677	1,400	1,422
Total fees and other income	51,271	39,174	33,469
Operating expense:			
Salaries and employee benefits (Note 16)	45,952	36,087	28,512
Occupancy and equipment (Note 11)	7,945	6,173	4,546
Professional services	3,745	2,938	1,926
Marketing and business development	3,282	2,688	2,155
Contract services and processing	1,736	1,393	1,191
Amortization of intangibles (Note 4)	1,399	815	947
Merger expenses	12,291	—	225
Other (Note 17)	5,615	4,696	4,234
Total operating expense	81,965	54,790	43,736
Income before income taxes	20,454	25,513	21,016
Income tax expense (Note 15)	8,118	8,843	7,671
Income before extraordinary item	12,336	16,670	13,345
Extraordinary item, net of tax (Note 3)	790	—	—
Cumulative effect of a change in accounting principle, net of tax (Note 4)	—	—	125
Net income	$ 11,546	$ 16,670	$ 13,220
Per share data (Note 4):			
Basic earnings per share:			
Income before extraordinary item	$ 0.56	$ 0.87	$ 0.74
Extraordinary Item, net of tax (Note 3)	$ (0.04)	$ —	$ —
Cumulative effect of change in accounting principle, net of tax (Note 4)	$ —	$ —	$ —
Net Income	$ 0.52	$ 0.87	$ 0.74
Diluted earnings per share:			
Income before extraordinary item	$ 0.54	$ 0.85	$ 0.73
Extraordinary Item, net of tax (Note 3)	$ (0.04)	$ —	$ —
Cumulative effect of change in accounting principle, net of tax (Note 4)	$ —	$ —	$ (0.01)
Net Income	$ 0.50	$ 0.85	$ 0.72
Average basic common shares outstanding	22,119,726	19,094,010	17,950,648
Average diluted common shares outstanding	23,053,052	19,714,510	18,281,847

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Total
			(In thousands, except share data)			
Balance at December 31, 1998	$ 17,873	$ 21,212	$ 17,974	$ (495)	$ 206	$ 56,770
Net income	—	—	13,220	—	—	13,220
Other comprehensive income, net:						
Minimum pension liability adjustment	—	—	—	—	188	188
Change in unrealized gain (loss) on securities available for sale, net	—	—	—	—	(1,855)	(1,855)
Total comprehensive income, net						11,553
Dividends paid to shareholders	—	—	(3,362)	—	—	(3,362)
Proceeds from issuance of 44,579 shares of common stock	45	308	—	—	—	353
Stock options exercised	58	286	—	—	—	344
Stock subscription payments	—	—	—	175	—	175
S-Corporation dividends paid	—	—	(322)	—	—	(322)
Balance at December 31, 1999	17,976	21,806	27,510	(320)	(1,461)	65,511
Net income	—	—	16,670	—	—	16,670
Other comprehensive income, net:						
Change in unrealized gain (loss) on securities available for sale, net	—	—	—	—	2,570	2,570
Total comprehensive income, net						19,240
Dividends paid to shareholders	—	—	(4,605)	—	—	(4,605)
Proceeds from issuance of 3,788,389 shares of common stock	3,788	44,163	—	—	—	47,951
Stock options exercised	177	567	—	—	—	744
Stock subscription payments	—	—	—	174	—	174
S-Corporation dividends paid	—	—	(390)	—	—	(390)
Balance at December 31, 2000	21,941	66,536	39,185	(146)	1,109	128,625
Net income	—	—	11,546	—	—	11,546
Other comprehensive income, net:						
Change in unrealized gain (loss) on securities available for sale, net	—	—	—	—	108	108
Total comprehensive income, net						11,654
Dividends paid to shareholders	—	—	(4,487)	—	—	(4,487)
Proceeds from issuance of 113,148 shares of common stock	113	2,161	—	—	—	2,274
Stock options exercised	187	1,914	—	—	—	2,101
Stock subscription payments	—	—	—	146	—	146
S-Corporation dividends paid	—	—	(682)	—	—	(682)
Balance at December 31, 2001	$ 22,241	$ 70,611	$ 45,562	$ —	$ 1,217	$ 139,631

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	*2000*	*1999*
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 11,546	$ 16,670	$ 13,220
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	5,116	1,682	2,405
Gain on sale of securities	(3,431)	(27)	(111)
Gain on sale of loans	(1,092)	(118)	(147)
Distributed (undistributed) earnings of partnership investments	217	2,421	(990)
Common shares issued as compensation	1,943	791	354
Provision for loan losses	3,010	2,160	1,524
Loans originated for sale	(65,972)	(6,555)	(22,583)
Proceeds from sale of loans	67,064	6,673	22,730
(Increase) decrease in			
Fees receivable	(310)	(479)	(2,706)
Accrued interest receivable	438	(3,179)	(1,297)
Other assets	(13,186)	768	(1,587)
Increase (decrease) in			
Accrued interest payable	(336)	958	591
Other liabilities	10,561	1,937	2,119
Net cash provided by operating activities	15,568	23,702	13,522
Cash flows from investing activities:			
Net (increase) decrease in federal funds sold	12,149	(50,039)	30,326
Investment securities available for sale:			
Purchases	(216,707)	(162,614)	(83,183)
Sales	163,852	2,027	19,400
Maturities	29,871	56,965	64,212
Mortgage-backed securities available for sale:			
Principal payments	1,002	2,331	2,830
Sales	—	—	3,387
Purchase of FHLB stock	(2,052)	—	(112)
Net increase in loans	(226,435)	(194,640)	(163,855)
Recoveries on loans previously charged-off	76	125	86
Capital expenditures, net of sale proceeds	(4,555)	(3,547)	(2,517)
Acquisition of investment management business	—	(9,268)	—
Net cash used in investing activities	(242,799)	(358,660)	(129,426)
Cash flows from financing activities:			
Net increase in deposits	142,867	296,353	111,710
Net increase in repurchase agreements	11,555	33,155	10,310
Net increase in federal funds purchased	5,500	—	—
Proceeds from FHLB borrowings	65,450	28,000	116,770
Repayments of FHLB borrowings	(31,405)	(18,500)	(112,427)
Dividend paid to stockholders	(4,487)	(4,605)	(3,362)
S-corporation dividends paid	(682)	(390)	(322)
Proceeds from stock subscriptions receivable	146	174	175
Proceeds from issuance of common stock, net	2,101	44,932	327
Net cash provided by financing activities	191,045	379,119	123,181

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	Years Ended December 31,		
	2001	**2000**	**1999**
		(In thousands)	
Net increase (decrease) in cash and due from banks	(36,186)	44,161	7,277
Cash and due from banks at beginning of year	79,767	35,606	28,329
Cash and due from banks at end of year	$ 43,581	$ 79,767	$ 35,606
Supplementary schedule of non-cash investing and financing activities:			
Cash paid for interest	$ 38,657	$ 34,904	$ 24,505
Cash paid for income taxes	$ 12,539	9,267	7,561
Change in unrealized gain (loss) on securities available for sale, net of estimated income taxes	95	2,271	(2,208)
The Company purchased all of the assets of Sand Hill Advisors for $16.5 million. In conjunction with the acquisition, liabilities were assumed as follows:			
Fair value of assets acquired		$ 16,124	
Less: liabilities assumed		3,884	
Cash and stock paid at close		$ 12,240	

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) Organization

Boston Private Financial Holdings, Inc. (the "Company") is a holding company which owns all of the issued and outstanding shares of common stock of Boston Private Bank & Trust Company (the "Boston Private Bank"), a Massachusetts chartered trust company; Borel Bank & Trust Company ("Borel"), a California state banking corporation, Westfield Capital Management Company, LLC ("Westfield"), Sand Hill Advisors, Inc. ("Sand Hill") and Boston Private Value Investors ("BPVI"), registered investment advisors; and RINET Company, LLC ("RINET"), a financial planning firm. The Company conducts substantially all of its business through its wholly-owned subsidiaries, Boston Private Bank, Borel, Westfield, Sand Hill, BPVI and RINET.

Boston Private Bank pursues a "private banking" business strategy and is principally engaged in providing banking, investment and fiduciary products to high net worth individuals, their families and businesses in the greater Boston area and New England and, to a lesser extent, Europe and Latin America. Boston Private Bank offers its clients a broad range of basic deposit services, including checking and savings accounts, with automated teller machine access, and cash management services through sweep accounts and repurchase agreements. Boston Private Bank also offers commercial, residential mortgage, home equity and consumer loans. In addition, it provides investment advisory and asset management services, securities custody and safekeeping services, trust and estate administration and IRA and Keogh accounts.

Borel serves the financial needs of individuals, their families and their businesses in Northern California. Borel conducts a commercial banking business which includes accepting demand, savings and time deposits and making commercial, real estate and consumer loans. Additionally, Borel offers trust services and provides a variety of other fiduciary services including management, advisory and administrative services to individuals.

Westfield serves the investment management needs of high net worth individuals and institutions with endowments or retirement plans in the greater Boston area, New England, and other areas of the U.S. Westfield specializes in separately managed growth equity portfolios, and also acts as the investment manager of six limited partnerships. Its investment services include a particular focus on identifying and managing small and mid cap equity positions as well as balanced growth accounts.

Sand Hill provides investment management services to high net worth individuals primarily in Silicon Valley and Northern California. Sand Hill specializes in balanced portfolios with an equity discipline, and also uses its expertise to plan and execute diversification programs for concentrated stock positions.

BPVI serves the investment management needs of high net worth individuals primarily in New England and the Northeast. The firm is a large-cap value style investor headquartered in Concord, New Hampshire, with an office at 10 Post Office Square in Boston, Massachusetts.

RINET provides fee-only financial planning, tax planning and investment management services to high net worth individuals and their families in the greater Boston area, New England, and other areas of the U.S. Its capabilities include tax planning and preparation, asset allocation, estate planning, charitable planning, planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing. It also provides an independent mutual fund rating service.

(2) Mergers and Acquisitions

During 1997, the Company acquired by merger Westfield, a Massachusetts company engaged in providing a range of investment management services to individual and institutional clients. During October 1999, the Company acquired by merger RINET, a Massachusetts company engaged in providing financial planning and asset allocation services to high net worth individuals and families, in exchange for 765,697 newly issued shares of the Company's common stock.

On February 28, 2001, the Company acquired by merger BPVI, formerly E. R. Taylor Investments, Inc., a New Hampshire corporation engaged in providing value-style investment advisory services to the wealth management market, in exchange for 629,731 newly issued shares of the Company's common stock. On October 1, 2001, RINET acquired by merger Kanon Bloch Carré, a Boston-based independent mutual fund rating service and investment advisor, in exchange for 100,288 newly issued shares of the Company's common stock. On November 30, 2001, the Company acquired by merger Borel, a $375 million private bank located in San Mateo, California, in exchange for 5,629,872 newly issued shares of the Company's common stock. In addition, the Company issued 230,000 stock options in exchange for Borel's previously issued stock options. The number of the Company's shares was calculated using an exchange ratio of 1.8996 shares of the Company's stock for each share of Borel common stock. In connection with the Borel merger, the Company recorded approximately $12 million of merger expenses which are non-recurring operating expenses. These mergers were initiated prior to June 30, 2001 and were accounted for as "poolings of interests." Accordingly, the results of operations of the Company reflect the financial position and results of operations including Westfield, RINET, Borel and BPVI on a consolidated basis for all periods presented.

On August 31, 2000, the Company acquired Sand Hill Advisors, Inc. ("Sand Hill"), an investment advisory firm servicing the wealth management market, primarily in Northern California. The estimated purchase price at closing was $16.5 million, with 70% paid at close, and the remainder to be paid in four annual payments contingent upon performance using a combination of approximately 73% cash and 27% common stock for each payment. At closing, the Company issued 258,395 shares of its common stock in connection with the transaction. In the fourth quarter of 2001, the Company issued an additional 15,933 shares of its common stock in connection with the first annual contingent payment. This acquisition was accounted for as a "purchase of assets" and, accordingly, the Company's results of operations and financial position include Sand Hill on a consolidated basis since the date of the acquisition.

(3) Extraordinary Item

The Company strategically repositioned its balance sheet during the fourth quarter of 2001, by retiring $15.5 million of Federal Home Loan Board (FHLB) borrowings early and by selling securities at a gain. As a result, the Company recognized an extraordinary expense related to the early debt extinguishment of $0.8 million and separately sold securities at a gain during the quarter of $1.1 million, both net of tax. Securities gains are included in other income.

(4) Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing industry practices. The following is a summary of the significant accounting and reporting policies used by management in preparing and presenting the consolidated financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Boston Private Bank, Borel, Westfield, Sand Hill, BPVI and RINET. Boston Private Bank's consolidated financial statements include the accounts of its wholly-owned subsidiaries, BPB Securities Corporation, Boston Private Preferred Capital Corporation, and Boston Private Asset Management Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates related to the determination of the allowance for loan losses are particularly susceptible to change. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Statement of Cash Flows

For purposes of reporting cash flows, the Company considers cash and due from banks to be cash equivalents. Cash flows relating to short term investments with original maturities of less than 90 days, loans, and deposits are presented net in the statements of cash flows.

Cash and Due From Banks

Boston Private Bank and Borel are required to maintain average reserve balances in a non-interest bearing account with the Federal Reserve Bank based upon a percentage of certain deposits. As of December 31, 2001, the daily amount required to be held for Boston Private Bank and Borel was $1.7 million and $8.3 million, respectively.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified as held to maturity, available for sale, or trading. Securities classified as held to maturity are carried at amortized cost only if the Company has a positive intent and the ability to hold these securities to maturity. Securities classified as trading are carried at fair value, with unrealized gains and losses included in earnings, if they are bought and held principally for the purpose of selling in the near term. Securities not classified as either held to maturity or trading are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income, net of estimated income taxes. All of the Company's investment and mortgage-backed securities were classified as available for sale as of December 31, 2001.

Premiums and discounts on investment and mortgage-backed securities are amortized or accreted into income by a method that approximates the level-yield method. Actual prepayment experience is reviewed periodically and the timing of the accretion and amortization is adjusted accordingly. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of the write down is included as a charge against gain on sale of investment and mortgage-backed securities. Gains and losses on the sale of investment and mortgage-backed securities are recognized at the time of sale on a specific identification basis.

Loans

Impaired loans are loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreements. Impaired loans are accounted for at the present value of the expected future cash flows discounted at the loan's effective interest rate, except those loans that are accounted for at fair value or at the lower of cost or fair value. Accrual of interest income is discontinued and all interest previously accrued but not collected is reversed against current period income when a loan is classified as impaired. Interest received on impaired loans is either applied against principal or reported as income according to management's judgment as to the collectibility of principal. At December 31, 2001 and 2000, the amounts of impaired loans were immaterial.

Loans on which the accrual of interest has been discontinued are designated nonaccrual loans. Accrual of interest income on loans is discontinued when concern exists as to the collectibility of principal or interest. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period income. Loans are removed from nonaccrual status when they become less than ninety days past due and when concern no longer exists as to the collectibility of principal or interest. Interest received on non-accruing loans is either applied against principal or reported as income according to management's judgment as to the collectibility of principal.

Loan origination fees, net of related direct incremental loan origination costs, are deferred and recognized into income over the contractual lives of the related loans as an adjustment to the loan yield, using a method which approximates the level-yield method. When a loan is sold or paid off, the unamortized portion of net fees is recognized into income.

Allowance for Loan Losses

The allowance for loan losses is established through a charge to operations. When management believes that the collection of a loan's principal balance is unlikely, the principal amount is charged against the allowance. Recoveries on loans that have been previously charged off are credited to the allowance as received.

The allowance for loan losses is determined using a systematic analysis and procedural discipline based on historical experience, product types, and industry benchmarks. The allowance is segregated into three components; "general," "specific" and "unallocated". The general component is determined by applying coverage percentages to groups of loans based on risk ratings and product types. A system of periodic loan reviews is performed to assess the inherent risk and assign risk ratings to each loan individually. Coverage percentages applied are determined based on industry practice and management's judgement. The specific component is established by allocating a portion of the allowance for loan losses to individual classified loans on the basis of specific circumstances and assessments. The unallocated component supplements the first two components based on management's judgement of the effect of current and forecasted economic conditions on borrowers' abilities to repay, an evaluation of the allowance for loan losses in relation to the size of the overall loan portfolio, and consideration of the relationship of the allowance for loan losses to nonperforming loans, net charge-off trends, and other factors. While this evaluation process utilizes historical and other objective information, the classification of loans and the establishment of the allowance for loan losses relies to a great extent on the judgement and experience of management.

While management evaluates currently available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review a financial institution's allowance for loan losses. Such agencies may require the financial institution to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed primarily by the straight-line method over the estimated useful lives of the assets, or the terms of the leases if shorter.

Organizational Costs

During 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". This statement requires organizational costs which were being amortized to be expensed and accounted for as a cumulative effect of a change in accounting principle. The Company adopted this statement on January 1, 1999 and expensed $125,000 of unamortized organizational costs, net of tax.

Excess of Cost Over Net Assets Acquired

The excess of cost over net assets acquired is being amortized using the straight-line method over 15 years. On an ongoing basis, management reviews the valuation and amortization of its intangible assets, taking into consideration any events and circumstances that might have diminished their value. Accumulated amortization amounted to $4.8 million, $3.4 million, and $2.6 million at December 31, 2001, 2000 and 1999, respectively. On August 31, 2000, the Company recorded $15.6 million of goodwill related to the acquisition of Sand Hill. See discussion of recent accounting pronouncements regarding Financial Accounting Standards Board ("FASB") issued Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets*.

Investment Management and Trust Assets

Investment management and trust assets amounted to $6.5 billion and $6.8 billion at December 31, 2001 and 2000, respectively. These assets are not included in the consolidated financial statements because they are held in a fiduciary or agency capacity and are not assets of the Company.

Employee Benefits

The Company maintains a 401(k) savings plan for employees of the Company and Boston Private Bank. Under the plan, the Company makes a matching contribution of one-half of the amount contributed by each participating employee, up to 6% of the employee's yearly salary. The Company also maintains 401(k) savings plans for the employees of Sand Hill, RINET, Boston Private Value Investors and Borel. The annual contribution to these plans is determined by the Board of Directors of Sand Hill, RINET, Boston Private Value Investors and Borel, respectively. Contributions to the plans are charged against current operations in the year they are made.

The Company maintains a defined contribution profit-sharing plan (the "Profit Sharing Plan") for the employees of Westfield. The annual contribution to the plan is determined by the Board of Directors of Westfield. Contributions to the Profit Sharing Plan are charged against current operations in the year they are made.

The Company measures compensation cost for stock-based compensation plans as the difference between the exercise price of options granted and the fair market value of the Company's stock at the grant date. The Company discloses pro forma net income and earnings per share in the notes to its consolidated financial statements as if compensation cost was measured at the grant date based on the value of the award and recognized over the service period.

Income Taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date.

Earnings Per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The following table is a reconciliation of the numerators and denominators of basic and diluted EPS computations for the years ended December 31.

	2001			2000			1999		
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
	(In thousands, except per share amounts)								
Basic EPS	$ 11,546	22,120	$0.52	$ 16,670	19,094	$0.87	$ 13,220	17,951	$0.74
Effect of Dilutive Securities									
Stock Payable	—	—		—	—		—	—	
Stock Options	—	933		—	621		—	330	
Diluted EPS	$ 11,546	23,053	$0.50	$ 16,670	19,715	$0.85	$ 13,220	18,281	$0.72

Recent Accounting Pronouncements

On July 20, 2001, the FASB issued Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Other Intangible Assets*. Statement 141 requires that all business combinations consummated after June 30, 2001 be accounted for under a single accounting method — the purchase method. Use of the pooling-of-interests method for transactions initiated after June 30, 2001 will no longer be permitted. On January 1, 2002 the Company adopted FASB 142. Statement 142 requires that goodwill no longer be amortized to earnings and that other indefinite life intangibles also not be amortized. This includes existing goodwill, i.e., goodwill already recorded in the financial statements, as well as goodwill and indefinite life intangibles arising from business combinations consummated subsequent to the effective date of the statement. At December 31, 2001 the Company had $17.2 million of excess of cost over net assets acquired, or goodwill on the balance sheet and the goodwill was being amortized at $1.4 million per year.

FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* was issued in September 2000 and is effective for transfers, servicings and extinguishments occurring after March 31, 2001. Statement No. 140 replaces Statement No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. Although Statement 140 clarifies or amends various aspects of Statement 125, most of the fundamental concepts from Statement No. 125 have been brought forward without modification. Statement No. 140 is not expected to have a material impact on the Company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(5) *Comprehensive Income*

Comprehensive income represents the change in equity of the Company during a period from transactions and other events and circumstances from non-shareholder sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders.

The Company's other comprehensive income (loss) and related tax effects for the years ended December 31, 2001, 2000, and 1999 are as follows:

	Pre-Tax	*Tax Expense (Benefit)*	*Net*
		(In thousands)	
2001			
Unrealized gains on securities:			
Unrealized holding gains arising during period	$ 3,625	$ 1,170	$ 2,455
Less: adjustment for realized gains	(3,431)	(1,084)	(2,347)
Other comprehensive income	$ 194	$ 86	$ 108
2000			
Unrealized gains on securities:			
Unrealized holding gains arising during period	$ 4,084	$ 1,496	$ 2,588
Less: adjustment for realized gains	(27)	(9)	(18)
Other comprehensive income	$ 4,057	$ 1,487	$ 2,570
1999			
Unrealized losses on securities:			
Unrealized holding losses arising during period	$ (2,856)	$ (1,071)	$ (1,785)
Less: adjustment for realized gains	(112)	(42)	(70)
Changes in minimum pension liability	265	77	188
Other comprehensive loss	$ (2,703)	$ (1,036)	$ (1,667)

(6) *Business Segments*

Management Reporting

The Company has six reportable segments: Boston Private Bank, Borel, Westfield, Sand Hill, RINET and BPVI. The financial performance of the Company is managed and evaluated by business segment. The segments are managed separately as each business is a company with different clients, employees, systems, risks, and marketing strategies.

Description of Business Segments

A description of each business segment is provided in Note 1 of the Notes to Consolidated Financial Statements.

Measurement of Segment Profit and Assets

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Revenues, expenses and assets are recorded by each segment, and separate financial statements are reviewed by management. In addition to direct expenses, each business segment is allocated a share of holding company expenses based on the segment's percentage of consolidated net income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Reconciliation of Reportable Segment Items

The following tables are a reconciliation of the revenues, net income, assets, and other significant items of reportable segments as of and for the years ended December 31, 2001, 2000, and 1999:

	2001								
	Boston Private Bank	Borel	Westfield	RINET	Sand Hill	BPVI	Other	Intersegment	Total
	(In thousands)								
Income Statement Data:									
Revenues from External Customers:									
Net Interest Income	$ 37,700	$ 16,401	$ 84	$ (13)	$ 54	$ 21	$ 19	$ (108)	$ 54,158
Non-Interest Income	16,445	3,313	17,951	5,014	4,691	3,852	5	—	51,271
Total Revenues	54,145	19,714	18,035	5,001	4,745	3,873	24	(108)	105,429
Provision for Loan Losses	2,650	360	—	—	—	—	—	—	3,010
Operating Expense	35,697	10,074	12,764	4,332	5,074	2,924	24	—	70,889
Merger Expenses	—	8,762	—	141	—	82	3,306	—	12,291
Income Tax Expense	3,832	1,144	2,202	274	(135)	376	—	—	7,693
Segment Profit	$ 11,966	$ (626)	$ 3,069	$ 254	$ (194)	$ 491	$ (3,306)	$ (108)	$ 11,546
Balance Sheet Data:									
Total Segment Assets	$ 1,106,391	$ 375,416	$ 10,691	$ 2,388	$ 16,059	$ 1,464	$ 21,977	$ (24,907)	$ 1,509,479

	2000								
	Boston Private Bank	Borel	Westfield	RINET	Sand Hill	BPVI	Other	Intersegment	Total
	(In thousands)								
Income Statement Data:									
Revenues from External Customers:									
Net Interest Income	$ 25,819	$ 17,496	$ 111	$ 9	$ 6	$ 49	$ (54)	$ (147)	$ 43,289
Non-Interest Income	10,633	3,213	15,219	4,099	1,836	4,170	4	—	39,174
Total Revenues	36,452	20,709	15,330	4,108	1,842	4,219	(50)	(147)	82,463
Provision for Loan Losses	1,900	260	—	—	—	—	—	—	2,160
Operating Expense	25,520	9,641	11,061	3,436	1,425	3,757	(50)	—	54,790
Income Tax Expense	2,244	4,386	1,756	227	172	58	—	—	8,843
Segment Profit	$ 6,788	$ 6,422	$ 2,513	$ 445	$ 245	$ 404	$ —	$ (147)	$ 16,670
Balance Sheet Data:									
Total Segment Assets	$ 897,070	$ 371,278	$ 9,963	$ 1,821	$ 16,999	$ 1,676	$ 20,569	$ (24,812)	$ 1,294,564

	1999							
	Boston Private Bank	Borel	Westfield	RINET	BPVI	Other	Intersegment	Total
	(In thousands)							
Income Statement Data:								
Revenues from External Customers:								
Net Interest Income	$ 17,535	$ 15,288	$ 92	$ —	$ (16)	$ —	$ (92)	$ 32,807
Non-Interest Income	8,766	3,586	13,088	3,469	4,560	—	—	33,469
Total Revenues	26,301	18,874	13,180	3,469	4,544	—	(92)	66,276
Provision for Loan Losses	999	525	—	—	—	—	—	1,524
Operating Expense	19,308	8,988	8,203	3,378	3,871	113	—	43,861
Income Tax Expense	1,576	3,958	2,037	30	70	—	—	7,671
Segment Profit	$ 4,418	$ 5,403	$ 2,940	$ 61	$ 603	$ (113)	$ (92)	$ 13,220
Balance Sheet Data:								
Total Segment Assets	$ 557,734	$ 315,360	$ 8,802	$ 783	$ 1,572	$ 1,340	$ (1,202)	$ 884,389

(7) Investment Securities

A summary of investment securities available for sale follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
	(In thousands)			
At December 31, 2001				
U.S. Government and agencies	$ 105,273	$ 1,493	$ (749)	$ 106,017
Corporate bonds	33,854	556	(42)	34,368
Municipal bonds	96,830	1,123	(472)	97,481
Total	$ 235,957	$ 3,172	$ (1,263)	$ 237,866
At December 31, 2000				
U.S. Government and agencies	$ 110,750	$ 995	$ (451)	$ 111,294
Corporate bonds	12,029	214	—	12,243
Municipal bonds	88,037	1,113	(120)	89,030
Total	$ 210,816	$ 2,322	$ (571)	$ 212,567

The following table sets forth the maturities of investment securities available for sale at December 31, 2001 and the weighted average yields of such securities:

	U.S. Government And Agencies			Corporate Bonds			Municipal Bonds		
	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield
	(Dollars in thousands)								
Within One Year	$ 20,103	$ 20,467	1.86%	$ 16,466	$ 16,491	2.91 %	$ 16,369	$ 16,448	2.09%
After One, But Within Five Years	82,170	82,439	4.22	17,388	17,877	5.14	55,508	55,983	2.96
After Five, But Within Ten Years	3,000	3,111	6.99	—	—	—	10,332	10,335	4.05
After Ten Years	—	—		—	—	—	14,621	14,715	4.06
Total	$ 105,273	$ 106,017	3.84%	$ 33,854	$ 34,368	4.05%	$ 96,830	$ 97,481	3.10%

The weighted average remaining life of investment securities available for sale at December 31, 2001 was 3.4 years. As of December 31, 2001, approximately $34.3 million of investment securities available for sale were callable before maturity.

The following table presents the sale of investment securities and mortgage-backed securities with the resulting realized gains, losses, and net proceeds from such sales:

	Years Ended December 31, 2001	2000	1999
	(In thousands)		
Amortized cost of securities sold	$ 160,421	$ 2,000	$ 22,675
Gains realized on sales	3,431	27	120
Losses realized on sales	—	—	(8)
Net proceeds from sales	$ 163,852	$ 2,027	$ 22,787

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(8) Mortgage-Backed Securities

A summary of mortgage-backed securities available for sale follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
	(In thousands)			
At December 31, 2001				
Fixed rate:				
FHLMC	$ 190	$ 5	$ —	$ 195
FNMA	411	8	—	419
Adjustable rate:				
FNMA	161	3	—	164
GNMA	1,501	13	—	1,514
Total	$ 2,263	$ 29	$ —	$ 2,292
At December 31, 2000				
Fixed rate:				
FHLMC	$ 286	$ 2	$ —	$ 288
FNMA	744	—	—	744
Adjustable rate:				
FNMA	218	—	—	218
GNMA	2,026	—	(9)	2,017
Total	$ 3,274	$ 2	$ (9)	$ 3,267

The following table sets forth the maturities of mortgage-backed securities at December 31, 2001 and the weighted average yields of such securities:

	After One, But Within Five Years			After Ten Years		
	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield
	(Dollars in thousands)					
Available for sale:						
Fixed rate:						
FHLMC	$ 190	$ 195	4.87%	$ —	$ —	—%
FNMA	411	419	3.96	—	—	—
Adjustable rate:						
FNMA	—	—	—	161	164	4.26
GNMA	—	—	—	1,501	1,514	3.88
Total	$ 601	$ 614	4.24%	$ 1,662	$ 1,678	3.92%

These securities have final maturities ranging from 2.2 to 22.2 years. The weighted average remaining life of mortgage-backed securities was 16.4 years as of December 31, 2001. Expected maturities will differ from contractual maturities because borrowers may repay obligations without prepayment penalties.

(9) Loans Receivable

The Company's lending activities are conducted principally in New England and Northern California. The Company originates single and multi-family residential loans, commercial real estate loans, commercial loans and consumer loans (principally home equity loans). Most loans made are secured by borrowers' personal or business assets. The ability of the Company's single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the lending area. Commercial borrowers' ability to repay is generally dependent upon the health of the economy and the real estate sector in particular. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changing conditions in the New England and Northern California economies. As of December 31, 2001, the Bank had $217.8 million of fixed rate loans and $887.2 million of variable rate loans outstanding. Mortgage loans serviced for others totaled $28.9 million and $11.7 million at December 31, 2001 and 2000, respectively.

Loans outstanding to executive officers and directors of the Company aggregated $5.7 million and $7.6 million at December 31, 2001 and 2000, respectively. An analysis of the activity of these loans is as follows:

	Years Ended December 31,	
	2001	2000
	(In thousands)	
Balance at beginning of year	$ 7,591	$ 6,471
Originations	3,688	2,828
Repayments	(5,597)	(1,708)
Balance at end of year	$ 5,682	$ 7,591

All loans included above were made in the ordinary course of business under normal credit terms, including interest rates and collateral, prevailing at the time of origination for comparable transactions with other persons, and do not represent more than normal credit risk.

The following table presents a summary of risk elements within the loan portfolio:

	December 31,		
	2001	2000	1999
		(In thousands)	
Nonaccrual loans	$ 904	$ 1,303	$ 1,317
Loans past due 90 days or more, but still accruing	—	—	—
Total non-performing loans	$ 904	$ 1,303	$ 1,317
Loans past due 30-89 days	$ 3,650	$ 3,980	$ 2,160

(10) Allowance for Loan Losses

An analysis of the activity in the allowance for loan losses is as follows:

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Balance at beginning of year	$ 11,500	$ 9,242	$ 7,547
Provision for loan losses	3,010	2,160	1,524
Charge-offs	(49)	(41)	(172)
Recoveries	60	139	343
Balance at end of year	$ 14,521	$ 11,500	$ 9,242

(11) *Premises and Equipment*

Premises and equipment consisted of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Leasehold improvements	$ 7,154	$ 4,988
Furniture, fixtures, and equipment	11,606	9,678
Automobiles	74	153
Buildings	319	319
Subtotal	19,153	15,138
Less accumulated depreciation and amortization	(8,788)	(6,789)
Premises and equipment, net	$ 10,365	$ 8,349

Depreciation and amortization expense related to premises and equipment was $2.1 million, $1.6 million, and $1.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The estimated useful lives for leasehold improvements, buildings and automobiles are 5-20 years, 40 years and 5 years, respectively. The estimated useful life for furniture, fixtures and equipment is 5-6 years with the exception of computer equipment, which is 3-5 years.

The Company and its subsidiaries conduct operations in leased premises. The Company's and the Bank's headquarters are located at Ten Post Office Square, Boston, Massachusetts. The Bank has five offices, three in Boston, one in Wellesley, Massachusetts, and one in Cambridge, Massachusetts. Borel is located at 160 Bovet Road, San Mateo, CA. Westfield is located at One Financial Center, Boston, Massachusetts. Sand Hill is located at 3000 Sand Hill Road, Menlo Park, California. RINET is located at 10 Post Office Square, which is adjacent to the Bank's headquarters. Boston Private Value Investors has two offices, one located at 10 Post Office Square, which is also adjacent to the Bank's headquarters, and one located at 46 South Main Street, Concord, NH. Generally, the initial terms of the leases for these properties range from five to fifteen years. Most of the leases also include options to renew at fair market value for periods of five to ten years. In addition to minimum rentals, certain leases include escalation clauses based upon various price indices and include provisions for additional payments to cover taxes.

The Company is obligated for minimum rental payments under these noncancelable operating leases. In accordance with the terms of these leases, the Company is currently committed to minimum annual rent as follows:

	Minimum Lease Payments
	(In thousands)
2002	$ 5,432
2003	5,621
2004	5,956
2005	3,741
2006	3,000
Thereafter	3,432
Total	$ 27,182

Rent expense for the years ended December 31, 2001, 2000 and 1999 was $4.3 million, $3.4 million, and $2.2 million respectively.

(12) Deposits

Deposits are summarized as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Demand deposits	$ 201,001	$ 200,941
NOW	146,454	129,615
Savings	22,710	16,082
Money market	541,905	423,942
Certificates of deposit under $100,000	82,631	76,874
Certificates of deposit $100,000 or greater	150,628	155,008
Total	$ 1,145,329	$ 1,002,462

Certificates of deposit had the following schedule of maturities:

	December 31, 2001	December 31, 2000
	(In thousands)	
Less than 3 months remaining	$ 126,066	$ 125,596
3 to 6 months remaining	63,723	49,293
6 to 12 months remaining	34,152	36,743
More than 12 months remaining	9,318	20,250
Total	$ 233,259	$ 231,882

Interest expense on certificates of deposit greater than $100,000 was $8.2 million, $8.0 million, and $5.2 million for the years ended December 31, 2001, 2000, and 1999, respectively.

(13) Federal Home Loan Bank Borrowings

A summary of borrowings from the Federal Home Loan Bank of Boston ("FHLB") is as follows:

	December 31, 2001		December 31, 2000	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Within 1 year	$ 27,310	5.10%	$ 22,085	5.83%
Over 1 year to 2 years	15,770	4.83	14,811	6.10
Over 2 years to 3 years	3,000	3.58	18,705	5.88
Over 3 years to 5 years	30,740	4.92	7,000	6.91
Over 5 years	47,397	5.68	27,571	5.84
Total	$ 124,217	5.12%	$ 90,172	5.97%

Borrowings from the FHLB are secured by the Bank's stock in the FHLB and a blanket lien on "qualified collateral" defined principally as 90% of the market value of U.S. Government and federal agency obligations and 75% of the carrying value of certain residential mortgage loans. Unused borrowings with the FHLB at December 31, 2001 were $232.6 million. The Bank had additional short-term federal fund lines with the FHLB and correspondent banks of $104.0 million at December 31, 2001. As of December 31, 2001, federal funds purchased were $5.5 million.

As a member of the FHLB, the Bank is required to invest in the common stock of the FHLB in the amount of one percent of its outstanding loans secured by residential housing, or three tenths of one percent of total assets, or five percent of its outstanding advances from the FHLB, whichever is highest. As and when such stock is redeemed, the Bank would receive from the FHLB an amount equal to the par value of the stock. As of December 31, 2001, the Bank's FHLB stock holdings totaled $6.8 million. The Bank's investment in FHLB stock is recorded at cost and is redeemable at par.

(14) *Short term borrowings*

	Federal Funds Purchased	*Securities Sold Under Agreements to Repurchase*
	(In thousands)	
2001		
Outstanding at end of period	$ 5,500	$ 61,261
Maximum outstanding at any month end	5,500	73,982
Average balance for the year	970	53,005
Weighted average rate at end of period	1.63%	1.90%
Weighted average rate paid for the period	2.25%	3.02%
2000		
Outstanding at end of period	$ —	$ 49,706
Maximum outstanding at any month end	—	49,706
Average balance for the year	137	31,803
Weighted average rate at end of period	—	4.39%
Weighted average rate paid for the period	5.93%	4.42%
1999		
Outstanding at end of period	$ —	$ 16,551
Maximum outstanding at any month end	8,000	19,936
Average balance for the year	2,649	12,126
Weighted average rate at end of period	—	4.22%
Weighted average rate paid for the period	4.90%	4.37%

The Federal Funds purchased and securities sold under the agreement to repurchase generally mature within 30 days of the transaction date. The Company enters into sales of securities under agreements to repurchase with clients and brokers. These agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the Company's consolidated balance sheets. The securities underlying the agreements remain under the Company's control. Investment securities with a carrying value of $78,000, $50,000 and $17,000 were pledged as collateral for the securities sold under agreement to repurchase for the years ended December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, the Company had an unused line of credit from a bank which totaled $15 million. Borrowings under the revolver would carry an interest rate slightly below prime. The Company pays fees for its revolving credit facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(15) Income Taxes

The components of income tax expense (benefit) are as follows:

	Years Ended December 31, 2001	2000	1999
		(In thousands)	
Current expense:			
Federal	$ 8,067	$ 7,877	$ 6,994
State	1,895	1,938	1,880
Total current expense	9,962	9,815	8,874
Deferred expense (benefit):			
Federal	(1,151)	(837)	(916)
State	(685)	(127)	(279)
Change in valuation reserve	(8)	(8)	(8)
Total deferred expense (benefit)	(1,844)	(972)	(1,203)
Income tax expense	$ 8,118	$ 8,843	$ 7,671
Tax benefit of extraordinary item	$ 426		

The difference between the statutory federal income tax rate and the effective federal income tax rate is as follows:

	Years Ended December 31, 2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income tax, net of Federal tax benefit	3.9	4.6	5.0
Tax exempt interest, net	(7.1)	(2.9)	(2.2)
Merger costs	9.5	—	—
Other, net	(1.6)	(2.0)	(1.3)
Effective federal income tax rate	39.7%	34.7%	36.5%

The components of gross deferred tax assets and gross deferred tax liabilities are as follows:

	December 31, 2001	2000
	(In thousands)	
Gross deferred tax assets:		
Allowance for losses on loans and real estate	$ 5,963	$ 3,843
Acquired deferred tax asset	2,733	—
Organization costs	63	59
Pre-operating costs	105	103
Stock grants	—	526
California franchise tax	—	402
Other	26	59
Gross deferred tax assets	8,890	4,992
Valuation allowance	(7)	(15)
Total deferred tax assets	8,883	4,977
Gross deferred tax liabilities:		
Goodwill	1,884	—
Cash to accrual adjustment	32	64
Investment in partnerships	195	198
Depreciation	193	121
Unrealized gain on securities available for sale	721	634
Total gross deferred tax liabilities	3,025	1,017
Net deferred tax asset	$ 5,858	$ 3,960

Management believes the existing net deductible temporary differences that give rise to the net deferred tax asset will reverse in periods the Company generates net taxable income. The Company would need to generate approximately $13.6 million of future net taxable income to realize the net deferred tax asset at December 31, 2001. Management believes that it is more likely than not that the net deferred tax asset will be realized based on the generation of future taxable income.

(16) Employee Benefits

Employee 401(k) Plans

The Company maintains a 401(k) plan for the benefit of the employees of the Company and the Boston Private Bank, which qualifies as a tax exempt plan and trust under Sections 401 and 501 of the Internal Revenue Code. Generally, employees who are at least twenty-one (21) years of age are immediately enrolled and are eligible to participate in this 401(k) plan. Expenses associated with this 401(k) plan were $341,000, $297,000, and $250,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company maintains a 401(k) plan for the benefit of the employees of Sand Hill, which qualifies as a tax exempt plan and trust under Sections 401 and 501 of the Internal Revenue Code. Generally, employees who are at least twenty-one (21) years of age and have completed one year of service are eligible to participate in this 401(k) plan. Expenses associated with this 401(k) plan were $63,000, for the year ended December 31, 2001, and $31,000, for the period from August 31, 2000 (the date Sand Hill was acquired) through December 31, 2000.

The Company maintains a 401(k) plan for the benefit of the employees of RINET, which qualifies as a tax exempt plan and trust under Sections 401 and 501 of the Internal Revenue Code. Generally, employees who are at least twenty-one (21) years of age and have completed one year of service are eligible to participate in this 401(k) plan. Expenses associated with this 401(k) plan were $37,000, $33,000, and $33,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company maintains a 401(k) plan for the benefit of the employees of BPVI, which qualifies as a tax exempt plan and trust under Sections 401 and 501 of the Internal Revenue Code. Generally, employees who are at least twenty-one (21) years of age and have completed one hour of service are eligible to participate in this 401(k) plan. Expenses associated with this 401(k) plan were $25,000, $23,000, and $21,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Company maintains a 401(k) plan for the benefit of the employees of Borel, which qualifies as a tax exempt plan and trust under Sections 401 and 501 of the Internal Revenue Code. Generally, employees who have completed 1,000 hours of service during the eligibility computation period are eligible to participate in this 401(k) plan. Expenses associated with this 401(k) plan were $120,000, $82,000, and $72,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Profit Sharing Plan

The Company maintains the Profit Sharing Plan for the benefit of the employees of Westfield, which qualifies as a tax exempt plan under Section 401 of the Internal Revenue Code. Generally, employees who are at least twenty-one (21) years of age and have completed one year of service are eligible to participate in the Profit Sharing Plan. Expenses associated with the Profit Sharing Plan were $330,000, $433,000, and $306,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Incentive Plans

The Company maintains the Long-Term Incentive Plan to encourage and create ownership of the Company's Common Stock by employees, and maintains the Director Stock Option Plan to reward directors of the Company for their service. Under the Long-Term Incentive Plan, the Company may grant shares of restricted stock and options on its common stock to officers and key employees. The Company records the fair value of the restricted stock grants as compensation expense over the three-year vesting period. Stock option grants are accounted for under both plans by measuring compensation at the grant date as the difference between the fair market value of the Company's stock and the exercise price of the options granted. Generally, the Company grants options at the fair market value of the stock on the date of grant. Accordingly, no compensation cost has been charged against income. Had compensation cost been determined consistent with a fair value based approach, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands, except per share amounts)		
Net income:			
As reported	$ 11,546	$ 16,670	$ 13,220
Pro forma	9,721	15,553	12,406
Basic earnings per share:			
As reported	$ 0.52	$ 0.87	$ 0.74
Pro forma	0.44	0.81	0.69
Diluted earnings per share:			
As reported	$ 0.50	$ 0.85	$ 0.72
Pro forma	0.42	0.79	0.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999: expected life of 7 years; expected volatility of 25% in 2001, 34% in 2000, and 21% in 1999, and risk-free interest rates of 5.0% in 2001, 6.7% in 2000, and 6.7% in 1999.

Under the Long-Term Incentive Plan, the Company may grant options to its employees for an amount not to exceed 4% of the number of shares of common stock outstanding as of the previous year-end. Under the Directors' Stock Option Plan, the Company may grant options to its non-employee directors for an amount not to exceed 1% of the number of shares of common stock outstanding as of the previous year-end. Under both plans, the exercise price of each option equals the market value of the stock on the date the options are granted, and all options expire ten years from the date granted. Generally, options vest over a three year period beginning on the grant date under the Long-Term Incentive Plan. Under the Directors Stock Option Plan, options generally vest one year after the grant date.

A summary of the status of the Company's two fixed stock option plans as of December 31, 2001, 2000, and 1999, and changes during the years then ended is presented below:

	2001		*2000*		*1999*	
	Number of Unexercised Options	*Weighted Average Option Price*	*Number of Unexercised Options*	*Weighted Average Option Price*	*Number of Unexercised Options*	*Weighted Average Option Price*
Options at beginning of year	1,690,455	$ 7.69	1,467,751	$ 6.64	1,286,931	$ 5.84
Granted	568,750	18.97	451,034	9.47	360,261	7.93
Exercised	(233,456)	5.99	(179,146)	4.18	(119,893)	2.72
Cancelled	(56,256)	15.07	(49,184)	8.91	(59,548)	8.70
Options at end of year	1,969,493	$ 10.94	1,690,455	$ 7.69	1,467,751	$ 6.64
Options exercisable at year end	1,316,220	$ 8.67	1,084,686	$ 6.88	986,506	$ 5.76
Weighted average fair value of options granted during the year		$ 6.62		$ 4.02		$ 3.23

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding*	*Weighted Average Remaining Life*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
$2.00 to $3.88	146,482	3.2	$ 2.92	146,482	$ 2.92
$4.00 to $6.58	172,259	4.9	5.01	172,259	5.01
$7.50 to $7.97	270,569	7.2	7.82	211,509	7.80
$8.13 to $9.22	554,293	7.4	8.65	409,268	8.68
$9.94 to $10.75	245,390	2.5	10.33	245,390	10.33
$11.41 to $14.63	39,750	8.7	13.55	19,875	13.55
$18.72 to $20.75	540,750	9.2	18.99	111,437	18.94
Total	1,969,493	6.7	$ 10.94	1,316,220	$ 8.67

(17) *Other Operating Expense*

Major components of other operating expense are as follows:

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Forms and supplies	$ 834	$ 769	$ 642
Telephone	440	316	290
Training and education	125	208	137
Postage	335	281	293
Insurance	782	564	329
Publications and subscriptions	268	178	120
Dues and memberships	235	176	135
Courier and express mail	239	171	129
Other	2,357	2,033	2,159
Total	$ 5,615	$ 4,696	$ 4,234

(18) *Financial Instruments with Off-Balance Sheet Risk*

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unused lines of credit and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans and unused lines of credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Financial instruments with off-balance sheet risk are summarized as follows:

	December 31,	
	2001	2000
	(In thousands)	
Commitments to originate loans	$ 97,781	$ 65,356
Unused lines of credit	268,294	196,183
Standby letters of credit	9,839	6,760

(19) *Fair Value of Financial Instruments*

The estimated fair value amounts have been determined by using available quoted market information or other appropriate valuation methodologies. The aggregate fair value amounts presented do not represent the underlying value of the Company taken as a whole.

The fair value estimates provided are made at a specific point in time, based on relevant market information and the characteristics of the financial instrument. The estimates do not provide for any premiums or discounts that could result from concentrations of ownership of a financial instrument. Because no active market exists for some of the Company's financial instruments, certain fair value estimates are based on subjective judgments regarding current economic conditions, risk characteristics of the financial instruments, future expected loss experience, prepayment assumptions, and other factors. The resulting estimates involve uncertainties and therefore cannot be determined with precision. Changes made to any of the underlying assumptions could significantly affect the estimates. The book values and fair values for the Company's financial instruments are as follows:

	December 31,			
	2001		2000	
	(In thousands)			
	Book Value	Fair Value	Book Value	Fair Value
Assets:				
Cash and due from banks	$ 43,581	$ 43,581	$ 79,767	$ 79,767
Federal funds sold	58,851	58,851	71,000	71,000
Investment securities	237,866	237,866	212,567	212,567
Mortgage-backed securities	2,292	2,292	3,267	3,267
Stock in the Federal Home Loan Bank of Boston	6,882	6,882	4,830	4,830
Loans receivable (net of allowance for loan losses):				
Commercial	526,821	534,993	452,287	454,154
Residential mortgage	485,561	490,297	344,779	339,763
Home equity and other	78,186	78,241	70,366	70,395
Fees receivable	7,198	7,198	6,888	6,888
Accrued interest receivable	7,894	7,894	8,332	8,332
Liabilities:				
Deposits:				
Demand deposits	201,001	201,001	200,941	200,941
NOW	146,454	146,454	129,615	129,615
Savings and money market	564,615	564,615	440,024	440,024
Certificates of deposit under $100,000	82,631	82,819	76,874	76,950
Certificates of deposit $100,000 or more	150,628	151,285	155,008	155,256
Federal funds purchased	5,500	5,500	—	—
Securities sold under agreements to repurchase	61,261	61,261	49,706	49,706
FHLB borrowings	124,217	124,217	90,172	90,172
Accrued interest payable	2,574	2,574	2,910	2,910

Cash and due from banks

The carrying values reported in the balance sheet for cash and due from banks approximate the fair value because of the short maturity of these instruments.

Federal funds sold

The carrying values reported in the balance sheet for federal funds sold approximate the fair value because of the short maturity of these instruments.

Investment and mortgage-backed securities

The fair values presented for investment and mortgage-backed securities are based on quoted bid prices received from a third party pricing service.

Stock in the Federal Home Loan Bank of Boston

The fair value of stock in the FHLB equals the carrying value reported in the balance sheet. This stock is redeemable at full par value only by the FHLB.

Loans receivable

Fair value estimates are based on loans with similar financial characteristics. Loans have been segregated by homogenous groups into commercial, residential mortgage, home equity and other loans. Fair values of commercial and residential mortgage loans are estimated by discounting contractual cash flows adjusted for prepayment estimates and using discount rates approximately equal to current market rates on loans with similar characteristics and maturities. The incremental credit risk for non-performing loans has been considered in the determination of the fair value of loans. The fair value estimated for home equity and other loans equals their carrying value because of the floating rate nature of these loans.

Deposits

The fair values reported for demand deposits, NOW, savings, and money market accounts are equal to their respective book values reported on the balance sheet. The fair values disclosed are, by definition, equal to the amount payable on demand at the reporting date. The fair values reported for certificates of deposit are based on the discounted value of contractual cash flows. The discount rates used are representative of approximate rates currently offered on certificates of deposit with similar remaining maturities.

Securities sold under agreements to repurchase

The carrying values reported in the balance sheet for repurchase agreements approximate fair value because of the short-term nature of these instruments.

FHLB borrowings

The fair value reported for FHLB borrowings is estimated based on the discounted value of contractual cash flows. The discount rate used is based on the Company's estimated current incremental borrowing rate for FHLB borrowings of similar maturities.

Accrued interest and fees receivable and interest payable

The carrying values for accrued interest and fees receivable and interest payable approximate fair value because of the short-term nature of these financial instruments.

Financial instruments with off-balance sheet risk

The Company's commitments to originate loans, and for unused lines and outstanding letters of credit are primarily at market interest rates and therefore there is no fair value adjustment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(20) Boston Private Financial Holdings, Inc. (Parent Company Only)

Condensed Balance Sheets

	December 31, 2001	December 31, 2000
	(In thousands)	
Assets:		
Cash	$ 20,260	$ 19,465
Investment in subsidiaries	121,413	112,951
Other assets	1,717	1,104
Total assets	$ 143,390	$ 133,520
Liabilities:		
Due to Sand Hill Advisors	$ 2,776	$ 3,887
Accounts payable	983	1,008
Total liabilities	3,759	4,895
Stockholders' equity:		
Common stock, $1.00 par value per share; authorized: 70,000,000 issued: 22,240,575 shares in 2001 and 21,940,796 shares in 2000	22,241	21,941
Additional paid-in capital	70,611	66,536
Retained earnings	45,562	39,185
Stock subscriptions receivable	—	(146)
Accumulated other comprehensive (loss) income	1,217	1,109
Total stockholders' equity	139,631	128,625
Total liabilities and stockholders' equity	$ 143,390	$ 133,520

Condensed Statements of Operations

	Years Ended December 31, 2001	2000	1999
		(In thousands)	
Income:			
Interest income	$ 19	$ 11	$ —
Rental income	5	4	—
Management fees from subsidiaries	4,798	3,158	1,864
Dividends from subsidiaries	4,150	1,750	2,700
Total income	8,972	4,923	4,564
Expenses:			
Salaries and benefits	2,475	1,795	1,093
Professional fees	1,182	796	467
Other expenses	1,166	582	304
Merger expenses	3,306	—	113
Total expenses	8,129	3,173	1,977
Income before income taxes	843	1,750	2,587
Income tax expense	—	—	—
Income before equity in undistributed earnings of subsidiaries	843	1,750	2,587
Equity in undistributed earnings of subsidiaries	10,703	14,920	10,633
Net income	$ 11,546	$ 16,670	$ 13,220

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 11,546	$ 16,670	$ 13,220
Adjustments to reconcile net income to net cash provided by (used) in operating activities:			
Equity in earnings of subsidiaries	(14,852)	(16,670)	(13,333)
Dividends from subsidiaries	4,150	1,750	2,700
Common shares issued as compensation	1,943	791	354
(Increase) decrease in other assets	(613)	(720)	(46)
Increase (decrease) in other liabilities	(25)	561	84
Net cash provided by (used in) operating activities	2,149	2,382	2,979
Cash flows from investing activities:			
Capital investment in RINET	—	—	(112)
Acquisition of Sand Hill Advisors (1)	(780)	(9,268)	—
Capital investment in Boston Private Bank	—	(18,000)	(2,000)
Net cash provided by (used in) investing activities	(780)	(27,268)	(2,112)
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	44,189	—
Proceeds from exercise of stock options	1,701	726	159
Dividends paid to shareholders	(2,275)	(1,520)	—
Proceeds from short-term borrowings	—	9,500	—
Repayment of short-term borrowings	—	(9,500)	(1,000)
Net cash provided by (used in) financing activities	(574)	43,395	(841)
Net increase (decrease) in cash	795	18,509	26
Cash at beginning of year	19,465	956	930
Cash at end of year	$ 20,260	$ 19,465	$ 956

(1) See supplemental disclosures to the Company's consolidated cash flow statement.

(21) Selected Quarterly Data (unaudited)

	2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues				
Net interest income	$13,988	$13,917	$13,236	$13,017
Non-interest income	14,121	12,542	12,670	11,937
Total revenues	28,109	26,459	25,906	24,954
Provision for loan loss	840	840	690	640
Non-Interest expense	18,172	17,544	17,410	16,547
Loan prepayment penalty	1,216	—	—	—
Merger expenses	12,152	—	12	127
Income taxes	(9)	2,556	2,627	2,518
Net Income	($4,262)	$ 5,519	$ 5,167	$ 5,122
Earnings per share				
Basic	($0.19)	$0.25	$0.23	$0.23
Diluted	($0.18)	$0.24	$0.22	$0.22

	2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues				
Net interest income	$ 12,916	$ 10,932	$ 10,218	$ 9,223
Non-interest income	11,530	10,248	8,777	8,619
Total revenues	24,446	21,180	18,995	17,842
Provision for loan loss	670	570	560	360
Non-Interest expense	16,266	13,881	12,642	12,001
Income taxes	2,556	2,363	1,994	1,930
Net Income	$ 4,954	$ 4,366	$ 3,799	$ 3,551
Earnings per share				
Basic	$0.23	$0.24	$0.21	$0.20
Diluted	$0.22	$0.23	$0.21	$0.19

(22) Regulatory Matters

Investment Management

The Company's investment management business is highly regulated, primarily at the federal level by the Securities and Exchange Commission, National Association of Securities Dealers, and state regulatory agencies. Specifically, four of the Company's subsidiaries, including Westfield, Sand Hill, BPVI and RINET, are registered investment advisers under the Investment Advisers Act of 1940. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational, and disclosure obligations. These subsidiaries, as investment advisers, are also subject to regulation under the federal and state securities laws and the fiduciary laws of certain states. In addition, Westfield acts as a subadvisor and Sand Hill acts as an advisor to mutual funds which are registered under the Investment Company Act of 1940 and are subject to that act's provisions and regulations. The Company's subsidiaries are also subject to the provisions and regulations of the Employee Retirement Income Security Act of 1974, ("ERISA") to the extent any such entities act as a "fiduciary" under ERISA with respect to certain of its clients. ERISA and the related provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA, and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries and certain other related parties to such plans.

Banking

The Company and its subsidiaries are also subject to extensive regulation and examination by the Federal Reserve Board, the Federal Deposit Insurance Corporation ("FDIC"), which insures the deposits of Boston Private Bank and Borel (together the "Banks") to the maximum extent permitted by law, by the Massachusetts Commissioner of Banks and the California Department of Financial Institutions. The federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, and the nature and amount of collateral for certain loans. The laws and regulations governing the Banks generally have been promulgated to protect depositors and not for the purpose of protecting stockholders.

The Company is subject to various regulatory capital requirements administered by federal agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. For example, under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks, which are wholly-owned subsidiaries of the Company, must each meet specific capital guidelines that involve quantitative measures of each of the Banks' respective assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' respective capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Similarly, the Company is also subject to capital requirements administered by the Federal Reserve Bank with respect to certain non-banking activities, including adjustments in connection with off-balance sheet items.

Current FDIC regulations regarding capital requirements of FDIC-insured institutions require banks to maintain a leverage capital ratio of at least 3% and a qualifying total capital to risk-weighted assets of at least 8%, of which at least 4% must be Tier I capital. Tier I capital is defined as common equity and retained earnings, less goodwill, and is compared to Total Risk Weighted Assets. Assets and off-balance sheet items are assigned to four risk categories, each with appropriate weights. The resulting capital ratio represents Tier I capital as a percentage of risk-weighted assets and off-balance sheet items. The risk-based capital rules are designed to make regulatory capital more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. As of December 31, 2001, management believes that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the Company meets the Federal Reserve Bank requirements to be categorized as well capitalized under the regulatory framework for prompt corrective action. As of December 31, 2001, Boston Private Bank and Borel Bank meet the FDIC requirements under the regulatory framework for prompt corrective action to be categorized as well capitalized and adequately capitalized, respectively. To be categorized as well capitalized or adequately capitalized, the Company and the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since December 31, 2001 that management believes have adversely changed the Company's or the Banks' categories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Actual capital amounts and regulatory capital requirements as of December 31, 2001 and 2000 are presented in the tables below.

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
			(Dollars in thousands)			
As of December 31, 2001:						
Total risk-based capital						
Company	$ 133,673	13.43%	$ 79,637	> 8.0%	$ 99,547	> 10.0%
Boston Private Bank	78,045	11.56	54,008	8.0	67,510	10.0
Borel	30,147	9.76	24,718	8.0	30,897	10.0
Tier I risk-based						
Company	121,199	12.18	39,819	4.0	59,728	6.0
Boston Private Bank	69,587	10.31	27,004	4.0	40,506	6.0
Borel	26,277	8.50	12,359	4.0	18,538	6.0
Tier I leverage capital						
Company	121,199	8.05	60,186	4.0	75,233	5.0
Boston Private Bank	69,587	6.30	44,167	4.0	55,209	5.0
Borel	26,277	6.83	15,396	4.0	19,245	5.0
As of December 31, 2000:						
Total risk-based capital						
Company	$ 119,194	14.85%	$ 64,197	> 8.0%	$ 80,247	> 10.0%
Boston Private Bank	63,821	12.55	40,668	8.0	50,835	10.0
Borel	32,282	11.32	22,804	8.0	28,505	10.0
Tier I risk-based						
Company	109,145	13.60	32,099	4.0	48,148	6.0
Boston Private Bank	57,454	11.30	20,334	4.0	30,501	6.0
Borel	28,711	10.07	11,402	4.0	17,103	6.0
Tier I leverage capital						
Company	109,145	8.77	49,793	4.0	62,241	5.0
Boston Private Bank	57,454	6.59	34,879	4.0	43,598	5.0
Borel	28,711	7.93	14,485	4.0	18,106	5.0

Bank regulatory authorities restrict the Bank from lending or advancing funds to, or investing in the securities of, the Company. Further, these authorities restrict the amounts available for the payment of dividends by the Bank to the Company.

(23) Litigation

On June 7, 2000, one of the Company's subsidiaries received correspondence on behalf of one of its former clients claiming that the subsidiary is responsible for underperformance of allegedly $5.1 million when compared to the former client's performance targets. On January 11, 2001, a pleading was filed in Pennsylvania state court on behalf of the client stating that an action has been commenced against our subsidiary, but containing no allegations. We intend to defend this matter vigorously.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Since 1984, Borel has served as the trustee of a private family trust known as the Andre LeRoy Trust. There have been three actions involving Borel relating to the management and proposed sale of certain real property (known as the Guadalupe Oil Field), owned by the Andre LeRoy Trust and another private family trust (for which Bankers Trust is the trustee). In the first action ("Removal Action"), certain beneficiaries of the Andre LeRoy Trust, petitioned for removal of Borel as trustee, claiming that Borel had breached its fiduciary duties concerning the management of oil and gas leases, and, following discovery of environmental contamination of the property, negotiating a proposed Settlement Agreement and Purchase and Sale Agreement to sell the Guadalupe Oil Field to Union Oil Company of California (d/b/a UNOCAL), the operator of the Guadalupe Oil Field.

In the second action ("Approval Action"), Borel requested court approval of the proposed Settlement Agreement and Purchase and Sale Agreement. Borel prevailed in both the Removal Action and Approval Action in the trial court, and plaintiffs appealed those decisions. In February 2001, the California Court of Appeal affirmed the findings and decisions of the trial court in the Removal Action and remanded the Approval Action for limited reconsideration by the trial court. Final judgment in the Removal Action was entered in favor of Borel in March 2001. On February 4, 2002, on remand in the Approval Action, the trial court issued a tentative decision confirming its decision in favor of Borel approving the proposed Settlement Agreement and Purchase and Sale Agreement. Unless either party specifies controverted issues or makes proposals not covered by the tentative decision within ten days, the tentative decision will become the final decision of the trial court. At that time, the plaintiff beneficiaries will have 30 days to appeal.

In the third matter ("Damages Action"), the same plaintiff beneficiaries claimed damages against Borel and Bankers Trust for alleged mismanagement of the Andre LeRoy Trust and the other family trust in connection with oil and gas leases and the proposed sale of the Guadalupe Oil Field. In the Damages Action, plaintiffs claimed damages of $234.2 million, but that amount was unsubstantiated and the component elements of damages plaintiffs identified did not total that amount. In the trial of the Approval Action, plaintiffs submitted expert testimony of damages in the amount of $102 million, but the court found such evidence unpersuasive.

Borel will continue to vigorously litigate the remaining matters. While the ultimate results of these proceedings cannot be predicted with certainty, at the present time, Borel's management, based on consultation with legal counsel, believes there is no basis to conclude that liability with respect to these matters is probable or that such liability can be reasonably estimated.

The Company is also involved in routine legal proceedings occurring in the ordinary course of business. In the opinion of management, final disposition of these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

(24) Related Party Transactions

In connection with the relocation of its headquarters office, Borel entered into a ten-year lease during 1986 for office space located in the Borel Financial Center in San Mateo, California, which is owned by the Borel Estate Company, a limited partnership. Two of the general partners of Borel Estate Company are relatives of Borel Bank's Vice Chairman and Director Harold A. Fick and of President and Chief Executive Officer and Director Ronald G. Fick. Harold A. Fick is also a director of Boston Private Financial Holdings, Inc. The Vice Chairman of the Board of Borel Bank, Miller Ream, is a general partner in a limited partnership which is the other general partner. The limited partners of Borel Estate Company are Harold A. Fick, Ronald G. Fick and two of their relatives.

In February 1997, Borel exercised the first of four five-year options to extend the term of the lease commencing on March 12, 1997. As calculated pursuant to the terms of the lease, the base rent for the additional period was $2.65 per square foot per month. Payment of the base rent was abated for the first six months of the additional period, through September 11, 1997. During 2001, Borel Estate Company received $734,073 in rental payments from Borel. In December 2001, Borel exercised its second option to extend the lease for an additional five-year term. The lease payments for this additional period, starting March 13, 2002 will be calculated in accordance with the terms of the original lease. The lease calls for a rent adjustment equal to the lesser of: a) an adjustment for the change in the consumer price index (CPI) for the five year period, or b) an adjustment to make the rental payments equal to 90% of the agreed upon market rent. The cost would be $3.43 per square foot if based on the agreed upon fair market rent. The anticipated cost based on the current estimated CPI would be slightly less.

Decision Economics has a contract for $50,000 with BPFH to provide information support and strategic advisory services. The services consist of written materials and personal appearances by the President and Chief Global Economist of Decision Economics, Inc., Dr. Allen Sinai. Dr. Allan Sinai is also a Director of BPFH.

In addition, certain of the executive officers and directors of the Company have loans outstanding with either Boston Private Bank or Borel, which are on substantially the same terms as those prevailing at the time for comparable transactions with other persons. For more information see note 9.

INDEPENDENT AUDITORS' REPORT


KPMG

The Board of Directors

Boston Private Financial Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Boston Private Financial Holdings, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boston Private Financial Holdings, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
January 16, 2002, except for Note 23, which is
as of February 15, 2002

SELECTED FINANCIAL DATA

The following table represents selected financial data for the five fiscal years ended December 31, 2001. The data set forth below does not purport to be complete. It should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Company's Consolidated Financial Statements and related Notes, appearing elsewhere herein. This data has been restated to reflect the mergers described in Note 2 of the Notes to the Consolidated Financial Statements.

	2001	*2000*	*1999*	*1998*	*1997*
		(Dollars in thousands, except share data)			
At December 31:					
Total balance sheet assets	$1,509,479	$1,294,564	$ 884,389	$ 746,626	$ 605,769
Total loans	1,105,089	878,932	683,935	519,592	431,383
Allowance for loan losses	14,521	11,500	9,242	7,547	6,649
Investment securities	237,866	212,567	104,552	107,608	93,957
Mortgage-backed securities	2,292	3,267	5,510	11,909	18,123
Cash and cash equivalents	102,432	150,767	56,567	79,616	40,358
Excess of cost over net assets acquired	17,207	18,371	3,563	4,154	4,659
Deposits	1,145,329	1,002,462	706,108	594,397	467,480
Borrowed funds	190,978	139,878	97,223	83,491	81,183
Stockholders' equity	139,631	128,625	65,512	56,770	48,114
Non-performing assets	904	1,303	1,317	815	1,031
Client assets under management	$6,529,000	$6,758,000	$4,545,000	$3,651,000	$3,206,000
For The Year Ended December 31:					
Interest and dividend income	$ 92,479	$ 79,152	$ 57,875	$ 48,882	$ 40,861
Interest expense	38,321	35,863	25,068	22,672	17,697
Net interest income	54,158	43,289	32,807	26,210	23,164
Provision for loan losses	3,010	2,160	1,524	1,244	1,330
Net interest income after provision for loan losses	51,148	41,129	31,283	24,966	21,834
Fees and other income	51,271	39,174	33,469	26,951	21,947
Operating expense	83,181(4)	54,790	43,861(5)	36,913	32,705
Income before income taxes	19,238	25,513	20,891	15,004	11,076
Income tax expense (benefit)	7,692	8,843	7,671	5,389	4,395
Net income	$ 11,546(3)(4)	$ 16,670	$ 13,220(5)	$ 9,615	$ 6,681(6)
Per Share Data:					
Basic earnings per share	$ 0.52(4)	$ 0.87	$ 0.74	$ 0.54	$ 0.38
Diluted earnings per share	$ 0.50(3)(4)	$ 0.85	$ 0.72(5)	$ 0.53	$ 0.37(6)
Average common shares outstanding	22,119,726	19,094,010	17,950,648	17,843,705	17,715,891
Average diluted shares outstanding	23,053,052	19,714,510	18,281,847	18,261,635	18,154,984
Cash dividends per share	$ 0.14	$ 0.12	$ —	$ —	$ —
Book value	$ 6.28	$ 5.87	$ 3.64	$ 3.18	$ 2.71
Selected Operating Ratios:					
Return on average assets	0.80%(3)	1.55%	1.63%	1.44%	1.22%(6)
Return on average equity	8.28%(3)	19.48%	22.05%	18.72%	14.36%(6)
Interest rate spread (1)	3.52%	3.59%	3.77%	3.59%	3.95%
Net interest margin (1)	4.18%	4.43%	4.39%	4.26%	4.70%
Total Fees and Other Income / Total Revenue (2)	48.63%	47.50%	50.50%	50.70%	48.65%
Asset Quality Ratios:					
Non-performing loans to total loans	0.08%	0.15%	0.19%	0.16%	0.22%
Non-performing assets to total assets	0.06%	0.10%	0.15%	0.11%	0.17%
Allowance for loan losses to non-performing loans	1606.31%	882.58%	701.75%	926.01%	702.85%
Loans charged-off (recovered) to average loans	0.01%	0.01%	0.03%	0.11%	0.02%

(1) Interest rate spread represents the difference between the weighted average yield on interest-earning assets on a fully-taxable equivalent basis, and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income on a fully-taxable equivalent basis as a percent of average interest-earning assets.
(2) Total revenue is defined as net interest income plus fees and other income.
(3) After eliminating $9.7 million of non-recurring merger expenses, net of tax, net income for the year ended December 31, 2001 was $21.2 million, or $0.92 per share, return on average assets was 1.47%, and return on average equity was 15.22%.
(4) Includes the extraordinary item, net of tax, of $790,000, or $0.04 per share.
(5) Includes the cumulative effect of change in accounting principle, net of tax, of $125,000, or $0.01 per diluted share.
(6) After eliminating $1.2 million of non-recurring merger expenses, net income for the year ended December 31, 1997 was $7.9 million, or $0.43 per share, return on average assets was 1.44%, and return on average equity was 16.94%.

Boston Private Financial Holdings, Inc.

BOARD OF DIRECTORS

Herbert S. Alexander
Managing Partner
Alexander, Aronson, Finning & Co.

Arthur J. Bauernfeind
Chief Executive Officer
Westfield Capital Management Company, LLC

Peter C. Bennett
Private Investor

Eugene S. Colangelo
Chairman of the Board
Julio Enterprises

Harold A. Fick
Vice Chairman of the Board
Borel Private Bank & Trust Company

C. Michael Hazard
Vice Chairman

Lynn Thompson Hoffman
Private Investor

Walter M. Pressey
President & Chief Financial Officer

Dr. Allen Sinai
President & Chief Global Economist
Decision Economics, Inc.

Richard N. Thielen
President & Chief Executive Officer
RINET Company, LLC

Timothy L. Vaill
Chairman of the Board &
Chief Executive Officer

Charles O. Wood, III
Private Investor

Boston Private Bank & Trust Company

BOARD OF DIRECTORS

Herbert S. Alexander
Managing Partner
Alexander, Aronson, Finning & Co.

John H. Clymer, Esq.
Partner
Hutchins, Wheeler & Dittmar

Eugene S. Colangelo
Chairman of the Board

W. Pearce Coues
Chairman of the Board &
Chief Executive Officer
MGI Properties

James D. Dawson
Executive Vice President &
Chief Operating Officer

Kate S. Flather
Past President
Massachusetts Society for the Prevention of Cruelty to Children

Kathleen M. Graveline
Private Investor

Charles T. Grigsby
Senior Vice President
Massachusetts Capital Resource Company

Susan P. Haney
Private Investor

E. Christopher Palmer
Certified Public Accountant

Eugene F. Rivers, III
Pastor
Azusa Christian Community Church
President
Ella J. Baker House

Alan D. Solomont
Co-Chair & Chief Executive Officer
Solomont Bailis Ventures

John Larkin Thompson
Of Counsel
Nutter, McClennen & Fish, LLP

Mark D. Thompson
President

Timothy L. Vaill
Chief Executive Officer

Westfield Capital Management Company, LLC

BOARD OF DIRECTORS

Arthur J. Bauernfeind
Chairman of the Board &
Chief Executive Officer

Stephen C. Demirjian
Co-President

Karen A. DiGravio
Executive Vice President &
Chief Financial Officer

C. Michael Hazard
Vice Chairman
Boston Private Financial Holdings, Inc.

William A. Muggia
Co-President & Chief Investment Officer

Timothy L. Vaill
Chairman & Chief Executive Officer
Boston Private Financial Holdings, Inc.

RINET Company, LLC

BOARD OF DIRECTORS

William Dougherty
President
Kanon Bloch Carré

C. Michael Hazard
Vice Chairman
Boston Private Financial Holdings, Inc.

Valerio Iannalfo
Senior Vice President

Patrick B. Maraghy
Executive Vice President

Mary Ann Rodrigue
Executive Vice President

Richard N. Thielen
President & Chief Executive Officer

Timothy L. Vaill
Chairman of the Board

Sand Hill Advisors, Inc.

BOARD OF DIRECTORS

Gary K. Conway
Chief Executive Officer

Jane E. Creighton
Senior Vice President

C. Michael Hazard
Vice Chairman
Boston Private Financial Holdings, Inc.

Jane H. Williams
President

Timothy L. Vaill
Chairman of the Board

Boston Private Value Investors

BOARD OF DIRECTORS

Martha E. Cottrill
Vice President

C. Michael Hazard
Vice Chairman
Boston Private Financial Holdings, Inc.

Sherwood T. Small
Chairman & Chief Executive Officer

John S. Tamagni
Managing Director
Lazard Freres & Co., LLC

Timothy L. Vaill
Chairman & Chief Executive Officer
Boston Private Financial Holdings, Inc.

Borel Private Bank & Trust Company

BOARD OF DIRECTORS

Julia M. Baigent
Real Estate Attorney

James Chalmers
Retired in 1994 as co-founder and part owner of Control Manufacturing Company, Inc.

Richard M. DeLuna
Chairman & Chief Executive Officer
Collection Bureau of America

Sherie S. Dodsworth
Founder & President of RIO Assistance

Harold A. Fick
Vice Chairman of the Board
Retired in 1999 as Chief Executive Officer of Borel Bank

Ronald G. Fick
President & Chief Executive Officer

Carroll D. Gregory, M.D.
Retired from private practice and is currently doing locum tenens Obstetrics and Gynecology

Susan P. Haney
Outside Director
Boston Private Financial Holdings, Inc.

Oscar E. Lopez-Guerra
President
LeaseMobile/California

Miller Ream
Vice Chairman of the Board and a founder of Borel Estate Company

James R. Tormey, Jr.
Retired attorney as of 1997

Timothly L. Vaill
Chairman of the Board

Thomas H. Vocker
Certified Public Accountant & co-founder of Vocker Kristofferson and Co.

Boston Private Bank & Trust Company

ADVISORY BOARD

Alexander Biner
Partner
MS Management Service A.G.
St. Gallen, Switzerland

Dr. S. Allen Counter
Director, Harvard Foundation
Harvard University

Frederick E. Dashiell
Dashiell & Associates, P.C.

Hani N. Hakim
Chairman
Associated Consulting Engineers
Athens, Greece

Torrence C. Harder
President
The Harder Group

Jeremy M. Hubball
Managing Director
Morris, Morse & Company, Inc.

Axel J. Leblois
Consultant

Edward J. Mathias
Managing Director
The Carlyle Group

John T. McCarthy
General Manager
ING Bank
Istanbul, Turkey

Anne F. McCormack
Private Consultant

Richard I. Morris, Jr.
Managing Director
Putnam Lovell Securities Thornton, Inc.
London, England

Richard S. Morse, Jr., Esq.
Morse, Barnes-Brown & Pendleton, P.C.

Nayib Neme
Chaid Neme Hermanos, S.A.
Santafe De Bogota, D.C.
Columbia

Christopher W. Parker, Esq.
McDermott Will & Emery

Cynthia S. Parker
Senior Associate
Interaction Associates, LLC

Frederick G. Pfannenstiehl
President
Educor, Inc.

Peter C. Read
Consultant & Private Investor

Michael A. Ruane
Managing Partner
TA Realty

Sergio Speroni
Investment & Financial Advisor
Milan, Italy

Stephen C. Schram
Dolan, Pollack & Schram, LLC

Raymond C. P. Tang
Managing Director
Russell Reynolds Associates, Inc.
Hong Kong, China

Samuel Wilhelm, Jr.
Maraven, Filial
Petroleos de Venezuela, S.A.
Caracas, Venequala

Stephen G. Woodsum
Managing Partner
Summit Partners

Emeritus
Dr. Andreas M. Rickenbach
Rickenbach & Partner
Aollikon, Switzerland



Ten Post Office Square, Boston, Massachusetts 02109

www.bostonprivate.com

Corporate Information:

ANNUAL MEETING:

The Corporation's Annual Meeting will be held on Thursday, April 18, 2002, at 11:00 a.m. at Ten Post Office Square Boston, Massachusetts

TRANSFER AGENT:

EquiServe Trust Company
P. O. Box 43011
Providence, RI 02940-3011
Shareholder Inquiries 1-866-820-0121
www.equiserve.com

FORM 10-K AND OTHER REPORTS:

Our annual report to the Securities and Exchange Commission (Form 10-K), quarterly reports (Form 10-Q's), and call reports may be obtained from Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

Financial Information:

Analysts, stockholders, and investors interested in additional financial information may call or write:

Walter M. Pressey
President and Chief Financial Officer
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109
(617) 912-1921

Member FDIC
Equal Housing Lender 